SAGE LOGO


                              NO LAPSE ENDORSEMENT

General

This endorsement is made part of the Certificate to which it is attached, and is effective as of the Certificate Date shown in the Schedule.

The Grace Period provision under the Certificate is hereby replaced with the following provision:

Grace Period

If the Surrender Value on a Monthly Processing Date is not sufficient to cover the Monthly Deduction Amount, we will not terminate this Certificate provided that there is no Debt outstanding. We will deduct such Surrender Value as is available and apply it toward the Monthly Deduction Amount on the Monthly Processing Date.

If the preceding condition is not met, we will allow you a Grace Period of 61 days in which to pay an amount sufficient to cover the Monthly Deduction Amount due. We will send you a notice at the start of the Grace Period at your last known address. The Grace Period will end 61 days after we mail you the notice.

If you do not make the necessary payment by the end of the Grace Period, this Certificate will terminate without value. If the Certificate does terminate without value, and is thereafter reinstated according to the Reinstatement provision that follows, the Certificate's Grace Period will be as set forth in the body of the Certificate notwithstanding this Endorsement. Subject to the terms and conditions of this Certificate, if the Insured dies during the Grace Period, we will pay the Death Proceeds.





                                [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                 President & CEO


MSPVL-C-NLE-9906